August 18, 2008

Via EDGAR

Mr. John T. Archfield, Jr.

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Stem Cell Therapy International, Inc.

Item 4.01 Form 8-K

Filed: August 11, 2008

File No.: 000-51931

Dear Mr. Archfield:

We are in receipt of your correspondence dated August 12, 2008, with respect to the above-referenced filing.

Item 4.01 Form 8-KA Filed August 5, 2008

1.	We filed the amendment on August 14, 2008, as requested we have expanded the disclosure to include the fiscal year ended March 31, 2007 and obtained an updated letter from Aidman, Piser and Company, P.A.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings. The staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions you may have in this regard.

Sincerely,

Andrew J. Norstrud
Chief Financial Officer